Exhibit 99.1

Alpha Tau Medical Announces Third Quarter 2023
Financial Results and Provides Corporate Update

- Treated the first patient with advanced inoperable pancreatic cancer at Hadassah Medical Center in Israel in September, alongside safety and feasibility trial in similar indication currently underway in Montreal, Canada -

- 89% CR, two-year local recurrence-free survival of 77%, and no treatment-related grade 2 or higher late-onset toxicity reported from an analysis of four feasibility trials in 71 patients with unresectable skin and head and neck cancers -

- Former U.S. FDA Commissioner, Stephen M. Hahn, M.D. appointed to Alpha Tau Scientific Advisory Board -

- Cash, deposits & restricted deposits balance of $90.1 million with runway for at least two years -

JERUSALEM, November 16, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported third quarter 2023 financial results and provided a corporate update.

“This year has already seen tremendous progress, as we advance our ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma, which is expected to produce data in 2024, and continue to initiate a series of feasibility trials in difficult-to-treat internal organ tumors with high unmet need, such as pancreatic and liver cancers,” stated Alpha Tau CEO Uzi Sofer. “We are looking forward to meaningful inflection points during the rest of 2023, including interim safety and feasibility data from our pancreatic cancer trial in Montreal, and our forthcoming submission in Japan for pre-market approval. In parallel, we are preparing for future product launches by advancing our commercial planning activities and solidifying our supply chain, which was recently bolstered by a valuable land grant in Jerusalem that is expected to increase our future manufacturing capacity as well as the leasing of a second manufacturing site in the U.S. Alpha Tau remains adequately capitalized to support all of these programs over the coming years,” he concluded.

Recent Corporate Highlights:

●	In October, the Company announced that it had entered into a long-term lease agreement for a standalone building of over 14,000 rentable square feet in Hudson, NH, with the intention of erecting the Company’s second U.S. manufacturing site, alongside its first site in nearby Lawrence, MA.

●	In October, the Company announced that Dr. Stephen Hahn, a former commissioner of the U.S. Food and Drug Administration (FDA) and a distinguished expert in the field of radiation oncology and translational clinical research, has joined its Scientific Advisory Board.

●	In September, the first patient with advanced inoperable pancreatic cancer was treated with Alpha DaRT at Hadassah Medical in Jerusalem, Israel, in parallel to the Company’s ongoing safety and feasibility trial for the treatment of advanced inoperable pancreatic cancer currently underway in Montreal, Canada.

●	In August, Alpha Tau reported long-term safety and tumor control outcomes data for patients with unresectable, recurrent, or locally advanced head and neck or skin tumors treated with Alpha DaRT across four prospective trials conducted at several international institutions. In this analysis, 81 lesions were treated in 71 patients. The median follow-up was 14 months (range: 2-51 months). A complete response (CR) was observed in 89% of treated lesions (n=72), 10% (n=8) demonstrated a partial response, and one patient was not evaluable. The two-year actuarial local recurrence-free survival (LRFS) rate was 77% [95% CI: 63–87%]. Twenty percent of patients developed treatment-related acute grade 2 toxicity (such as dermatitis radiation, local pain at the treatment site or pruritus), which subsequently resolved with conservative treatment; there were no grade 3 or higher related acute toxicities reported. There were no grade 2 or higher ‘late toxicities’, defined as toxicities occurring six months after Alpha DaRT treatment or later, observed in this cohort.

Upcoming Near-Term Milestones

●	Expecting to release interim safety and feasibility data in Q4 2023 from the first five patients treated in the Company’s study examining the use of Alpha DaRT to treat patients in Montreal, Canada with advanced inoperable pancreatic cancer. For more information please see here: https://www.clinicaltrials.gov/study/NCT04002479

●	Expecting to submit to the PMDA in Japan in Q4 2023 for pre-market approval for Alpha DaRT in patients with recurrent head & neck cancer.

●	Planning treatment of the first patient in the Canadian liver metastases safety and feasibility trial in Q4 2023 or Q1 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05829291

●	Planning treatment of the first patient in the Israeli recurrent lung cancer safety and feasibility trial in H1 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05632913

●	Targeting first brain cancer treatment in H1 2024.

●	Targeting completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma in Q2 2024. For more information please see here: https://www.clinicaltrials.gov/study/NCT05323253

Financial results for nine months ended September 30, 2023

R&D expenses for the nine months ended September 30, 2023 were $18.9 million, compared to $15.5 million for the same period in 2022, due to increased employee compensation and benefits, including share-based compensation, increased pre-clinical study and clinical trial expenses particularly in our U.S. multi-center pivotal trial, and reduced government grants, offset by lower expenses in Japan because of the completion of our clinical study in Japan last year.

Marketing expenses for the nine months ended September 30, 2023 were $1.5 million, compared to $0.6 million for the same period in 2022, due to increased employee compensation and benefits, including share-based compensation for marketing personnel including our chief commercial officer hired in 2022, as well as increased marketing activities.

G&A expenses for the nine months ended September 30, 2023 were $5.3 million, compared to $8.1 million for the same period in 2022, due to decreased compensation expenses as well as one-time expenses in 2022 associated with the Company’s merger with Healthcare Capital Corp.

Financial income, net, for the nine months ended September 30, 2023 was $4.0 million, compared to financial expense, net of $6.2 million, for the same period in 2022, due to a decrease in remeasurement of warrants, an increase in interest from bank deposits, and changes in foreign exchange rates.

For the nine months ended September 30, 2023, the Company had a net loss of $21.8 million, or $0.31 per share, compared to a net loss of $30.4 million, or $0.49 per share, in the same period of 2022.

Balance Sheet Highlights

As of September 30, 2023, the Company had cash, restricted cash, deposits and restricted deposits in the amount of $90.1 million, compared to $105.4 million on December 31, 2022. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:
IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	September 30,
	2022	2023
	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,836	$82
Restricted cash	850	—
Short-term deposits	98,694	87,137
Restricted deposits	—	2,886
Prepaid expenses and other receivables	1,097	1,334

Total current assets	106,477	91,439

LONG-TERM ASSETS:
Long term prepaid expenses	391	441
Property and equipment, net	7,471	7,767
Right-of-use asset	5,810	7,092

Total long-term assets	13,672	15,300

Total assets	$120,149	$106,739

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	September 30,
	2022	2023
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,423	$2,273
Other payables and accrued expenses	2,246	3,118
Current maturities of operating lease liabilities	669	848

Total current liabilities	4,338	6,239

LONG-TERM LIABILITIES:
Warrants liability	5,630	5,443
Operating lease liabilities	4,524	5,204

Total long-term liabilities	10,154	10,647

Total liabilities	14,492	16,886

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2022 and September 30, 2023; Issued and outstanding: 69,105,000 and 69,473,825 shares as of December 31, 2022 and September 30, 2023, respectively	—	—
Additional paid-in capital	192,259	198,247
Accumulated deficit	(86,602)	(108,394)

Total shareholders’ equity	105,657	89,853

Total liabilities and shareholders’ equity	$120,149	$106,379

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2022	2023
	Unaudited

Research and development, net	$15,510	$18,934

Marketing expenses	577	1,472

General and administrative	8,064	5,331

Total operating loss	24,151	25,737

Financial expenses (income), net	6,198	(3,953)

Loss before taxes on income	30,349	21,784

Income tax expense	17	8

Net loss	30,366	21,792

Net comprehensive loss	$30,366	$21,792

Net loss per share, basic and diluted	$0.49	$0.31

Weighted-average shares used in computing net loss per share, basic and diluted	61,654,800	69,314,585